UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

December 6, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933
AND THE SECURITIES EXCHANGE ACT OF 1934

American Express Issuance Trust
File Nos. 333-130522-01 and 333-121895-03

American Express Receivables Financing Corp V LLC
File Nos. 333-130522 and 333-121895-02

CF# 34346

American Express Issuance Trust and American Express Receivables Financing Corp V LLC submitted an application under Rule 406 and Rule 24b-2 requesting an extension of prior grants of confidential treatment for information it excluded from the Exhibits to a Form S-3 filed on March 2, 2006 and Forms 8-K filed on August 22, 2006, November 3, 2009, and February 2, 2012.

Based on representations by American Express Issuance Trust and American Express Receivables Financing Corp V LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
4.10	S-3	March 2, 2006	through October 31, 2021
4.10.1	S-3	March 2, 2006	through October 31, 2021
4.10.2	S-3	March 2, 2006	through October 31, 2021
10.1	8-K	August 22, 2006	through October 31, 2021
10.1	8-K	November 3, 2009	through October 31, 2021
10.1	8-K	February 2, 2012	through October 31, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary